UNITED STATES OF AMERICA
         BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C.



_________________________________

IN THE MATTER OF
NATIONAL FUEL GAS COMPANY                      CERTIFICATE
FILE NO. 70-8109                               PURSUANT TO
                                               RULE 24

(Public Utility Holding Company
Act of 1935)
_________________________________


          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions referred to below have been carried out in accordance with the terms and conditions of and for the purposes represented by the Declaration, as amended, of National Fuel Gas Company ("National"), in the above file, and pursuant to the Order dated March 5, 1993 of the Securities and Exchange Commission with respect thereto.

          On October 4, 1995, the Compensation Committee of the Board of Directors of National awarded stock options pertaining to 140,000 shares, and accompanying stock appreciation rights ("SAR's") pertaining to 140,000 shares, of National's common stock pursuant to the National Fuel Gas Company 1993 Award and Option Plan ("Plan") to the following three individuals:

                 Name            Number of options granted

             B. J. Kennedy              75,000 *
             P. C. Ackerman             35,000 *
             R. Hare                    30,000 *

*  Was also awarded an equal number of accompanying SAR's.


          In witness WHEREOF, National has caused this certificate to be executed this 4th day of January, 1996.



                                By  /s/ Anna Marie Cellino
                                      Anna Marie Cellino
                                         Secretary